FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending February 25, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 25, 2003                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

 Director's Interests

I give below details of changes in director's interests in the Ordinary Shares of GlaxoSmithKline plc.

Dr J-P Garnier          Following confirmation of the final award and subsequent
                        vesting of Dr Garnier's participation interests over 36,985 American Depositary Shares the Company was notified on 21 February 2003 that Dr Garnier had elected to defer receipt of this award until retirement.


S M Bicknell
Company Secretary

24 February 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


21 February 2003       The Administrators of the SmithKline Beecham Employee
                       Benefit Trust ("the  Trust") notified the Company on 24
                       February 2003 that 3,410 Ordinary shares had been transferred from the Trust to participants of the SmithKline Beecham 1991 Share Option Plan.

                       The trust also sold 1,093 ordinary shares on 18 February 2003 at a price of (pound)11.71 per share.



The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

24 February 2003

24 February 2003

GlaxoSmithKline PLC

                             GSK Share Re-Purchases

GlaxoSmithKline PLC announces that, in accordance with the authority granted by shareholders at the Annual General meeting on 20th May 2002, it purchased for cancellation 870,000 of its Ordinary 25 pence shares on Monday 24th February 2003 at a price of 1146.99 pence per share.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

20 February 2003   The Administrators of the GlaxoSmithKline US Retirement
                   Savings Plan ("the Plan") notified GlaxoSmithKline plc on 21
                   February 2003, that as a result of movement in the fund on the 20 February 2003, the number of Ordinary Share ADRs held by the fund had increased from 18,265,581 to 18,463,757 at an average price of $36.43.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

24 February 2003